EXHIBIT A

Identification of entities which acquired the shares which are the subject of this report on Schedule 13G.

(1)           Sems Strategic Partners LP, a private investment partnership formed under the laws of the State of Delaware.  Sems Advisors, LLC is the General Partner of Sems Strategic Partners LP.  Mr. Lloyd Sems is the Managing Member of Sems Capital, LLC.

(2)           Sems Diversified Value, LP, a private investment partnership formed under the laws of the State of Delaware.  Sems Advisors, LLC is the General Partner of Sems Diversified Value, LP.  Mr. Lloyd Sems is the Managing Member of Sems Capital, LLC.